

November 9, 2010

Biolargo, Inc.
Charles K. Dargan II, Chief Financial Officer
16333 Phoebe Ave.
La Mirada, CA 90638

>   **Re: Biolargo, Inc.**
>   **Form 10-Q/A for the quarter ended March 31, 2010**
>   **Form 10-Q/A for the quarter ended June 30, 2010**
>   **File No. 0-19709**

Dear Mr. Dargan:

We have reviewed your amendments and have the following comment. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q/A for the quarter ended March 31, 2010
Form 10-Q/A for the quarter ended June 30, 2010

Exhibits 31.1 and 31.2

We have reviewed your amendments to Form 10-Q for the periods ended March 31, 2010 and June 30, 2010 filed on November 3, 2010. Your certifications included in your Form 10-Q/A filings do not comply with the requirements of Item 601(b)(31) of Regulation S-K as they improperly reference your Form 10-Q rather than your amended Form 10-Q. Please amend these filings to include certifications which appropriately reference your amended Form 10-Q.

You may contact Mindy Hooker at (202) 551-3732 or me at (202) 551-3768 with any questions.

>   Sincerely,

>   John Cash
>   Branch Chief